Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or the "Company")
JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123

APPOINTMENT OF GOLD FIELDS NON-EXECUTIVE DIRECTOR

The Board of Directors of Gold Fields ("Board") is pleased to announce the appointment of Mr. Carel Albert Tecumseh Smit as a Non-Executive Director to the Board with effect from 1 June 2023.

Mr. Smit holds the qualifications B. Compt (University of Free State), CTA (University of Free State), Higher Diploma in Tax Law (University of Witwatersrand) and is a qualified Chartered Accountant.

Mr. Smit joined KPMG in 1985, served his articles at Alex Aiken & Carter (KPMG) until 1987 and spent 35 years in the audit profession at KPMG. Mr Smit has extensive experience in audit, tax and advisory and dedicated a significant part of his auditing career in the mining sector across Africa, South America, and Australia. His work included mergers/acquisitions, due diligences, listings, audit, and internal audit. Mr. Smit was also KPMG's lead partner on the Gold Fields audit from 2010 to 2017.
He retired from KPMG in 2019 and has since been working as an independent consultant.

The Board welcomes Mr. Smit and looks forward to his contribution to and guidance of the Company as it continues to deliver on its strategy.

31 May 2023

Sponsor:
JP Morgan Equities South Africa (Pty) Ltd